Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

September 19, 2011

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Pamela Long
Assistant Director

Re:	Re: Renewable Energy Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 24, 2011
File No. 333-175627

Dear Ms. Long:

Renewable Energy Group, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated September 7, 2011. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

Registration Statement on Form S-1

General

1.	We note your response to comments 40-44 in our letter dated August 15, 2011. Please understand that once you have included disclosure responsive to these comments, we may have additional comments.

Response: The Registrant respectfully notes the Staff’s comment.

Prospectus Summary, page 1

2.	We note your response to comment 10 in our letter dated August 15, 2011. With respect to your statement that you are the largest producer of biodiesel

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in the United States, please tell us how you determined that FutureFuels is the largest non-NBB member producer of biodiesel registered with the EPA. We note that the supplemental materials supporting your analysis did not contain nameplate capacity information for all 27 non-NBB member plants.

Response: The Registrant notes it determined FutureFuels was the largest non-NBB member producer of biodiesel registered with the EPA after performing a review of information published on FutureFuels website and Form 10-Q file with the Commission on August 9, 2011, and the websites of other non-NBB member producers or press releases issued by those producers stating nameplate capacity for those facilities. The Registrant is supplementally providing the Staff with information and supporting materials as to the nameplate capacity of each of the non-NBB member plants. The Registrant is also providing a revised table reflecting the current information for each of the non-NBB member plants. The list of non-NBB member plants has been reduced to 23 as one producer, Amereco Biofuels, has joined the NBB, two producers previously listed as Non-NBB member plants are not biodiesel producers and one producer is in Canada. The Registrant is supplementally providing support for these updates to the list. Finally, the Registrant notes it was unable to locate nameplate capacity information for Smarter Fuels. The Registrant is supplementally providing the Staff with information from Smarter Fuels’ website that states Smarter Fuels operates a 15,000 square foot facility. The Registrant notes its smallest facility located in Newton, Iowa with a nameplate capacity of 12 million gallons a year occupies approximately 1.26 million square feet. The facility size of Smarter Fuels would make it impossible for Smarter Fuels to produce the 212 million gallons a year that the Registrant produces. As such, the Registrant respectfully notes it is the largest producer of biodiesel in the U.S. based on gallons produced.

Risk Factors, page 9

3.	We note your response to comment 15 in our letter dated August 15, 2011. The language “currently known” continues to suggest that there may other significant risks of which you are unaware. Please revise your disclosure to remove the implication that there may be other significant risks.

Response: The Registrant has revised the language on page 9 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies, page 49

Revenue Recognition, page 50

4.	We note your response to comment 22 in our letter dated August 15, 2011, and the revision to your registration statement; however, please clarify the term “net zero basis” as stated in your disclosure on page 51.

Response: The Registrant has removed the reference to the word “zero” on page 51 to clarify that we recognize the revenues on a net basis. The Registrant had included the reference to zero because they did not mark up the product.

Impairment of Long-Lived Assets and Certain Identifiable Intangibles, page 51

5.	We note your response to comment 23 in our letter dated August 15, 2011, and the revision to your registration statement. Please expand your critical

September 19, 2011

accounting policy to specifically address how you have determined that the New Orleans, Louisiana, and Emporia, Kansas partially completed production facilities, for which construction was halted in 2008, are not impaired.

Response: The Registrant has revised the disclosure on page 51 in response to the Staff’s comment.

Goodwill, page 52

6.	We note your response to comment 24 in our letter dated August 15, 2011, and the revision to your registration statement. We understand from your disclosure that your reporting units are your two operating segments, the biodiesel operating segment and the services operating segment. Given that REG Danville, LLC and REG Newton, LLC are separate legal entities, whose acquisitions resulted in approximately 81% of your goodwill at June 30, 2011, please explain to us how you determined that these entities should not each constitute a single reporting unit. Refer to FASB ASC 350-20-35-33 through 35-37.

Response: The Registrant has evaluated the guidance in ASC 350-20-35-33 through 35-37 for purposes of determining its reporting units. Although REG Danville, LLC and REG Newton, LLC are separate legal entities, such do not constitute business components for which discrete financial information is available. This determination was made on the basis that the biodiesel segment operations, directed by the biodiesel segment management, which are conducted by the Registrant pursuant to a MOSA, not each of its separate subsidiaries, are managed collectively. This approach is supported by the fact that segment management makes decisions and carries out activities most critical to the biodiesel segment, including feedstock procurement, biodiesel marketing, and fulfillment of sales contracts, collectively for all facilities in the biodiesel segment.

As an illustration of this segment-based management, all sales contracts are entered into by one legal entity and are commonly fulfilled with biodiesel from multiple manufacturing facilities, even though each facility is owned by different legal entities. This approach to operations is possible because all plants in the biodiesel segment are capable of producing a homogeneous product, as observed by segment management and the Registrant’s customers.

Based on the interdependent nature of the biodiesel segment, independent cash flows are not available for REG Danville, LLC, REG Newton, LLC, or other entities within the biodiesel segment. Accordingly, the Registrant has

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determined that the biodiesel segment is the appropriate reporting unit for purposes of testing biodiesel goodwill.

7.	We refer to your services reporting unit. We note that there has been a decline in income before income taxes and loss from equity investments in each period presented. In this regard, please provide us with the details of your July 31 impairment test for this reporting unit. Please also address whether the continued decline in operating results for this reporting unit subsequent to July 31 is an impairment indicator such that you should review the services reporting unit’s goodwill for impairment subsequent to your July 31 annual impairment testing.

Response: The Registrant has included additional details of its July 31, 2010 impairment test for the Services reporting unit below. The Registrant respectfully submits further explanation for the decline in income before income taxes and loss from equity investments for the services reporting unit is a result of construction revenues being directed to improve company-owned facilities during this period, as well as the termination of four third party MOSAs, which occurred in early 2010. Two of these MOSAs were terminated because the facilities to which services were being provided were acquired by us in a business combination. During the periods presented the amount of service revenues earned from third parties declined, but the amount of service revenues earned from the biodiesel segment increased.

The Registrant engaged an independent external valuation specialist to provide assistance in measuring the fair value of its services reporting unit using an income approach. The income approach uses a discounted cash flow (DCF) analysis based on cash flow estimates prepared by the Registrant. The selected discounted cash flow method is an invested capital method. In performing the services reporting unit goodwill impairment analysis, cash flows generated from services provided to third parties and to the biodiesel segment, as well as a weighted average cost of capital (WACC) of approximately 19% were used for determining the reporting unit’s fair value. Results of the services reporting unit goodwill impairment test as of July 31, 2010, indicated that the estimated fair value of the services reporting unit was approximately $46 million as compared to a carrying value of approximately $23 million. The results of the July 31, 2011 goodwill impairment analysis are not yet finalized, however preliminary estimates suggest the fair value of the services reporting unit has increased over the year and continues to be significantly in excess of the carrying value.

The income before income taxes and loss from equity investments as it appears in the segment footnote disclosure presents only the income from third parties after the

September 19, 2011

elimination of intersegment revenues and associated costs. After incorporating intersegment revenues, presented in the segment footnote, income before income taxes and loss from equity investments increased from 2009 to 2010, and again for the six-month period ended June 30, 2011 compared to the same period in the prior year. Therefore, the Registrant does not believe the recent operational results of the services segment represent an indicator of impairment for the reporting unit.

Additionally, the improved operating results for the services segment reflect significant improvement in the biodiesel industry resulting from the volume requirements set forth in RFS2. Since services revenue from facility management and operations is principally earned on a per gallon basis, improvements in industry production volumes are forecasted to yield similar improvements in the services reporting unit operating income, cash flows and estimated fair value.

Consolidations, page 53

8.	We note your response to comment 48 in our letter dated August 15, 2011, and the revision to your registration statement. Please further revise your disclosure:

•	to describe the significant provisions of the MOSA with Blackhawk prior to January 1, 2010, and to disclose when the MOSA expired; and

•	to discuss your assessment as to your inability to direct the activities that most significantly impacted Blackhawk’s economic development in light of the MOSA.

Response: The Registrant has revised the disclosure on page 53 in response to the Staff’s comment.

Results of Operations, page 57

Three and six months ended June 30, 2011 and June 30, 2010, page 57

Income tax benefit (expense), page 59

9.	Expand your discussion of income tax benefit (expense) to clarify why there was no income tax benefit for the first half of 2011.

Response: The Registrant has revised the disclosure on page 59 in response to the Staff’s comment.

September 19, 2011

Effects of the Biofuels Merger Recapitalization, pages 59 and 63

10.	We note your response to comment 26 in our letter dated August 15, 2011, and your revision to the registration statement. We further note your response to comment 47 indicating that you relied on the guidance in EITF Topic D-42. Given that the exchange of preferred shares was in connection with your merger with REG Biofuels, Inc., which was accounted for as an exchange of shares between entities under common control, please provide us with a comprehensive analysis of how you determined that your accounting treatment for this exchange was appropriate.

Response: At the time the Registrant exchanged preferred shares in connection with the REG Biofuels Merger, it analyzed whether the transaction should have been accounted for in a manner that was similar to a stock dividend or stock split or reverse split or as an exchange of securities. If the transaction had been such that the common shareholders and preferred shareholders held proportionately similar fair value within each tranche of securities before and after the exchange, the transaction would have been accounted for as a change in capital structure as described in ASC 505-10-S99-4 requiring retroactive effect. The Registrant concluded that its common and preferred stockholders did not hold proportionately similar fair value of each tranche of securities before and after each exchange. Based upon this conclusion, the registrant accounted for the exchange under the guidance in EITF D-42. The scope of D-42 includes transactions that result in “…redeeming outstanding preferred stock for cash, other securities issued by the registrant, or other consideration…”

The features of the preferred stock relative to voting rights, dividend rights, and liquidation preferences were analyzed by the Registrant and it concluded that these features were consistent with the previously issued convertible redeemable preferred stock. There were other features of the newly issued preferred stock that when analyzed were determined by the Registrant to be materially different from the previously issued preferred stock. The specific features that definitively demonstrated a material change were the change in the conversion features, the reduction in the redemption price, the reduction in the dividend rate, the relinquishment of previously earned cumulative undeclared dividends and the extension of the term for conversion.

The Registrant determined that changes to the preferred shares should have been viewed similar to a redemption of the existing securities in exchange for the “replacement” securities with the modified terms. To the extent that the changes between the old preferred shares and new preferred shares resulted in a transfer of wealth among shareholders, this transfer of wealth was reflected as a reclassification of amounts between the classes of shareholders affected. Under that approach, the

September 19, 2011

Registrant compared the fair value of the replacement preferred securities issued, including the embedded conversion feature derivative, to the carrying amount of the previously issued preferred securities, including the embedded conversion feature derivative, and accounted for the differences as a reclassification within equity as follows:

Carrying value of previously issued securities
Preferred stock carrying value	$159,098
Preferred stock embedded conversion feature derivative carrying value	4,104

Carrying value of previously issued securities	163,202

Fair value of newly issued preferred stock securities
Preferred stock fair value	102,287
Preferred stock embedded conversion feature derivative fair value	52,394

Fair value of newly issued preferred stock securities	154,681

Effect of Biofuels Merger recapitalization	$8,521

In this case, the replacement preferred is the consideration given to the pre-existing preferred shareholders in exchange for agreeing to changes to their rights and privileges under the old preferred stock. To the extent that there was a difference in value (measured as the difference between the fair value of the preferred stock and other consideration issued in the restructuring and the carrying value of preferred stock prior to the restructuring) a portion of the value that the existing preferred stock holders held was transferred to or from the common equity owners.

Our Feedstocks and Other Inputs, page 92

11.	We note your response to comment four in our letter dated August 15, 2011. Please supplementally provide us the basis for your stated belief that you “are the largest buyer of lower cost feedstocks for fuel production in the United States.”

Response: The Registrant has removed the statement on page 92.

Financial Statements, page F-1

Note 6 - Acquisitions and Equity Treatment, page F-29

Tellurian Biodiesel, Inc. and American BDF, LLC, page F-33

12.	We note your response to comment 51 in our letter dated August 15, 2011, and the revision to your registration statement. Please tell us and clarify in

September 19, 2011

your disclosure how the additional 731,250 shares of common stock are to be “earned by the counterparty.”

Response: The Registrant has revised the disclosure on page F-34 in response to the Staff’s comment.

Note 7 - Variable Interest Entities, page F-34

13.	We note your response to comment 52 in our letter dated August 15, 2011. Please clarify your description of the subsidiary obligation as provided in footnote (2) to your response.

Response: The Registrant has further clarified the reconciliation of Seneca Holdco Liability and description of the subsidiary obligation reported between our parent statement and consolidated statement in its response below. For convenience, the Registrant has underlined the new clarifying language.

On a consolidated basis, the Registrant has recorded a Seneca Holdco liability of $10,406 at December 31, 2010. This liability represents the fair value of the amounts financed by Seneca Holdco, LLC, which includes the Put Option and the Call Option using an option pricing model. A portion of the liability ($6,843) is booked at Renewable Energy Group, Inc. (Parent), as the Parent has the right/obligation of the put/call. The second portion ($3,563) is booked on a wholly-owned subsidiary, REG Seneca, LLC (REG Seneca), and relates to the $4 million cash investment by Seneca Holdco that went into upgrading and completing the plant and was subsequently reduced by $437 for payments made to the Seneca Holdco investors for a total subsidiary liability of $3,563.

Seneca Holdco liability - parent company	$6,843	(1)
Subsidiary obligation	3,563	(2)

Seneca Holdco liability – consolidated	$ 10,406

(1)	The option to purchase and the option to require the purchase of the membership units of Seneca Landlord, LLC, are a contractual right and obligation of the Parent. The Company has elected the fair value option on the Seneca Holdco liability with any changes in fair value recorded in earnings.
(2)

The Company’s wholly-owned and consolidated subsidiary, REG Seneca was determined to be the primary beneficiary of Landlord, the consolidated variable interest entity. The initial capitalization of Landlord, in the amount of $4,000 that was used for repairs to the Seneca Facility, was reflected on the

September 19, 2011

balance-sheet of REG Seneca upon consolidation. This initial capitalization amount, representing funds provided by Seneca Holdco, an entity not controlled nor consolidated by the Company, was reflected as a liability due to the conclusion that Landlord represented in-substance real estate in accordance with ASC 360-20. Subsequent payments made to date by REG Seneca in the amount of $437 have reduced the initial recorded obligation from $4,000 down to $3,563.

Note 25 - Subsequent Events, page F-63 and Note 13 - Subsequent Events, page F-100

14.	Please revise your disclosure to indicate the actual date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1.

Response: The Registrant has evaluated the guidance in FASB ASC 855-10-50-1 regarding the disclosure of the date to which subsequent events have been evaluated. FASB ASC 855-10-50-1 is applicable if an entity is not an SEC Filer. FASB ASC 855-10-20 defines an SEC Filer as an entity that is required to file or furnish its financial statements with the Securities and Exchange Commission. As the Registrant has in excess of 500 shareholders, they are required to file its financial statements with the SEC. Therefore, the Registrant respectfully has followed ASC 855-10-S99-2 and not previously disclosed the date to which subsequent events have been evaluated.

Exhibit Index

15.	We reissue comment 61 in our letter dated August 15, 2011. It appears that you have omitted the schedules and/or exhibits from the credit agreements incorporated by reference as exhibits 10.1, 10.3, 10.6, 10.12, 10.17, and 10.21. Please re-file these agreements to include all schedules and exhibits referenced therein. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Registrant notes it filed the above noted agreements and schedules on September 8, 2011 in Amendment No. 2 to Form S-1.

16.	Please re-file the loan agreement filed as exhibit 10.42 to include the exhibit and schedules referenced therein. Refer to Item 601(b)(10) of Regulation S-K.

September 19, 2011

Response: The Registrant notes it filed the exhibits and schedules to exhibit 10.42 in its amendment to the registration statement filed on September 8, 2011 in Amendment No. 2 to Form S-1.

17.	We note your response to comment 62 in our letter dated August 15, 2011. It appears that missing from your exhibit list are (i) the agreement(s) for the Bell, LLC joint venture and leasing arrangement described on page 68 and (ii) the purchase agreements between Bung and REG Danville and REG Newton described on page 115. Please file or incorporate by reference these agreements, revise your exhibit list to clarify under which exhibit number they are filed, or explain to us why you are not required to file them under Item 601 of Regulation S-K. In addition, please revise your disclosure, where appropriate, to reflect that your arrangement of reimbursing West Central for compensation that it pays Jeffrey Stroburg is based on an oral agreement that you have with West Central and file a written description of the oral agreement as an exhibit to the registration statement pursuant to Item 601(b)(10)(iii) of Regulation S-K.

Response: The Registrant respectfully notes its agreement with Bell, LLC is not a material agreement. In the event the agreement was terminated, the Registrant would be able to relocate its administrative office without unreasonable expense or delay. While the Registrant consolidates Bell, LLC in its financial statements and recognizes $4.8 million of the outstanding balance of the promissory note related to the joint venture, the Registrant is only legally responsible for $2.4 million of the note. The Registrant submits this amount is not material.

The Registrant has revised its exhibit index to specify exhibit 10.37 is the agreement between REG Danville and Bunge and exhibit 10.39 is the agreement between REG Newton and Bunge.

The Registrant has revised its disclosure on pages 108 and 114 in response to the Staff’s comment. In addition, the Registrant has filed a written summary of its oral arrangement with Jeffrey Stroburg.

* * *

The Registrant acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

September 19, 2011

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-7480.

Very truly yours,

/s/ Blair W. White

Blair W. White

cc:	Jeffery Stroburg
Daniel J. Oh
Chad Stone